RECEIVED

2006 JUL 10 P 4:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 6, 2006



06015034

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Investment in Set-up of R&D Center) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

PROCESSED
JUL 13 2006
THOMSON FINANCIAL

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com

dlw 7/11


SAMSUNG

ELECTRONICS

Investment in Set-up of R&D Center

On July 3, 2006, the management committee of Samsung Electronics authorized a KRW 288.9 billion investment in the construction of a R&D center in Gumi to make enough space for its increasing workforce.


SAMSUNG
ELECTRONICS

SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 6, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Follow-up Disclosure Regarding Retroactive Customs Duty Collection) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com


SAMSUNG

ELECTRONICS

Follow-up Disclosure Regarding Retroactive Customs Duty Collection

In June 2004, the Korea Customs Service decided to group Multi Chip Packages (MCPs) in the commodity section of "Other Electronic Equipment" (tariff rate of 8%) instead of "IC" (no tariffs). According to its new classification, the customs authorities levied on Samsung Electronics retroactive tariffs of KRW 156.4 billion in June 2004 and additional KRW 0.9 billion in June 2005 for its MCP imports for the two years prior to the new classification.

In response to the retroactive tariffs collection, Samsung Electronics filed a complaint with the National Tax Tribunal. The National Tax Tribunal ruled on June 30, 2006 that out of KRW 157.3 billion in retroactive tariff (including KRW 119.2 billion in tariff, KRW 11.9 billion in VAT and KRW 26.2 billion in surtax), the imposition of the surtax was inappropriate.

Accordingly, Samsung Electronics will take necessary steps to get the refund of KRW 26.2 billion in surtax which it already paid.

※ The above disclosure is a follow up to the June 24 of 2004 disclosure.



SAMSUNG ELECTRONICS CO., LTD.
Samsung Main Building
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, Korea 100-742
TEL : 727-7721, FAX : 727-7360

July 6, 2006

VIA AIR COURIER

Securities and Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Samsung Electronics Co., Ltd.
Commission File No. 82-3109
Information Furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to supplement the submission of documents pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. The enclosed documents (Share Buyback Results) should bring your file on our company up to date.

Should you have any questions with respect to the foregoing, please do not hesitate to call Mr. Jinduk Han of Cleary, Gottlieb, Steen & Hamilton, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2532-3723. Thank you.

Very truly yours,

HyoJeung LIM
Manager
Investor Relations Team
Samsung Electronics
Tel) +82-2-727-7356
Fax) +82-2-727-7427
Email) hj4.lim@samsung.com


SAMSUNG

ELECTRONICS

Share Buyback Results

Samsung Electronics completed its stock buyback plan for 2006 as follows:

1. Buyback Period: April 18 to June 30, 2006

2. Buyback Results

- Common share: 2,600,000 shares at KRW 620,808 per share

  (Total cost: KRW 1,614,100,716,000)

- Preferred share: 400,000 shares at KRW 483,390 per share

  (Total cost: KRW 193,356,018,000)

※ The total buyback cost excludes fees.

※ Treasury shareholding as of July 4, 2006

- Common share: 18,852,073 shares (12.8% of outstanding shares of common stock)
- Preferred share: 2,579,693 shares (11.3% of outstanding shares of preferred stock)